Exhibit 99.1

Item 7 Information

The shares of Common Stock of IntercontinentalExchange, Inc. reported as beneficially owned by BP plc in this Schedule 13G are beneficially owned, directly or indirectly, by BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited, which are each wholly-owned subsidiaries of BP plc.